ASM International N.V. Announces Availability and Timing of the 2012
Fourth Quarter Results Conference Call and Web Cast

ALMERE, The Netherlands – February 15 2013 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 52%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for the 2012 fourth quarter and year ending December 31, 2012 at approximately:

•	6:00 a.m. Hong Kong Time – Wednesday, March 6, 2013

•	00:00 (midnight) Continental European Time – Tuesday/Wednesday, March 5, 2013

•	6:00 p.m. US Eastern Time – Tuesday, March 5, 2013.

ASM International will host an investor conference call and web cast on Wednesday, March 6, 2013 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3362

•	International: + 44 (0)20 3450 9987

•	Access Code: 8774357

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 4, 2013.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	England: + 44 (0)20 3427 0598

•	The Netherlands: +31 (0)20 708 5013

•	Hong Kong: +852 3011 4669

•	Access Code: 8774357

About ASM International
ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

CONTACTS:

Investor Relations:
Erik Kamerbeek
+31 88 100 8500
Erik.Kamerbeek@asm.com

Victor Bareno
+31 88 100 8500
Victor.Bareno@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
Maryjo.Dieckhaus@asm.com